News Release - Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

Financing Scheduled to Close September 19th

September 9th, 2003, Vancouver – NovaGold Resources Inc. previously announced on Thursday September 5th that it had engaged Salman Partners Inc. to act as its lead agent in a syndicate including Sprott Securities Inc. to market by way of private placement 1,960,785 units for a total of C$10 million. Each Unit will consist of one common share and one-half of a common share purchase warrant with each full warrant entitling the holder to purchase one common share of the Company at an exercise price of C$6.50 per common share for a period of 18 months from closing. The Company also agreed to allow an over-subscription which would result in a total offering of up to C$15,086,004 or 2,958,040 Units.

The private placement financing is now scheduled to close September 19th , 2002 upon final regulatory approval.

The proceeds of this placement will be used to accelerate further pre-feasibility and feasibility studies on the Donlin Creek Gold Deposit and for general working capital purposes.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). The Company has also initiated the process to allow for a listing on the American Stock Exchange later this year. Financial reports and other information, including the second quarter financial statement and other information are available at www.novagold.net.

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Newcastle, Washington, USA (907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada (416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net